UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 54676/ October 31, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12439

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In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATIONS BY
CYCOMM INTERNATIONAL, INC.,	:	DEFAULT AS TO CYCOMM INTER-
H. QUOTIENT, INC., and	:	NATIONAL, INC. AND MANAGEMENT
MANAGEMENT TECHNOLOGIES, INC.	:	TECHNOLOGIES, INC.

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on September 27, 2006. On October 31, 2006, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to H. Quotient, Inc. (Exchange Act Release No. 54674 (Oct. 31, 2006).)

The OIP required Respondents to file an Answer to the allegations in the OIP within ten days after service of the OIP. The Commission's rules require service of the OIP on a person named as a party. 17 C.F.R. § 201.141(a)(1). Service may be accomplished by serving an agent of a corporation authorized to receive notice, or, for an issuer of a class of securities registered with the Commission, by sending a copy of the OIP "addressed to the most recent address shown on the entity's most recent filing with the Commission by U.S. Postal Service certified, registered, or Express Mail and obtaining a confirmation of attempted delivery." 17 C.F.R. § 201.141(a)(2)(ii).

Respondents were each served with the OIP. The Division of Enforcement (Division) served Cycomm International, Inc. (Cycomm), by sending the OIP by Express Mail to the address shown on its most recent filing with the Commission. The OIP was sent on September 29, 2006, and notice was left at the mailing address on September 30, 2006. In addition, on September 28, 2006, the Division made personal delivery on Cycomm's registered agent in the state of Wyoming. (Division of Enforcement's Motion, Declaration of David S. Frye, (Oct. 16, 2006) (Declaration.))

The Division served Management Technologies, Inc. (Mgt. Tech.), by sending the OIP by Express Mail to the address shown on of Mgt. Tech.'s most recent filing and by personal service on Mgt. Tech.'s registered agent in the state of New York.[1] (Declaration.) The OIP was sent on September 29, 2006, a notice was left on September 30, 2006, and an attempted delivery occurred on October 2, 2006. (Declaration.)

To date, no Respondent has filed an Answer. Respondents are in default for failing to file an Answer to the allegations contained in the OIP within ten days after service, failing to appear at the telephonic prehearing conference held October 23, 2006, and failing to respond to a dispositive motion. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I find the following allegations in the OIP to be true.

Cycomm

Cycomm, CIK No. 869979, is a dissolved Wyoming corporation located in McLean, Virginia, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act.[2] Cycomm is delinquent in its periodic filings with the Commission because it has not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002. In that report, Cycomm reported a net loss of $4,216,846 for the prior nine months. For fiscal year 2001, Cycomm's auditors expressed uncertainty as to whether the company could continue as a going concern in light of its recurring losses, working capital deficiency, accumulated deficit, and failure to comply with the terms of its debt agreements.

As of August 21, 2006, Cycomm's common stock was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Cycomm's common stock had an average daily trading volume of 920,159 shares during the year ended May 26, 2006.

Mgt. Tech.

Mgt. Tech., CIK No. 806566, is a dissolved New York corporation located in New York, New York, with a class of equity securities registered with the Commission under Section 12(g) of the Exchange Act. Mgt. Tech. is delinquent in its periodic filings with the Commission because it has not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 1997. That report showed a net loss of $2,469,000 for the prior six months. For fiscal year 1997, Mgt. Tech.'s auditors expressed uncertainty as to whether Mgt. Tech. could continue as a going concern in light of its recurring losses and net capital deficiency. As of August 21, 2006, Mgt. Tech.'s common stock was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Mgt. Tech.'s common stock had an average daily trading volume of 42,777 shares during the year ended May 26, 2006.

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[1] In a Declaration filed October 24, 2006, David S. Frye explained that in viewing EDGAR, the filing begins on page two. The address the Division used to accomplish service appears in Mgt. Tech.'s most recent filing under Registrant Information.

[2] The Commission uses a Central Index Key (CIK) to identify EDGAR filers.

Delinquent Periodic Filings

As shown in attached Appendix 1, both Respondents are delinquent in their periodic filings with the Commission. As of August 21, 2006, both Respondents' common stock was traded on the Pink Sheets. During the year ended May 26, 2006, the common stock of both Respondents had an average daily trading volume in excess of 40,000 shares. Both Respondents have repeatedly failed to meet their obligations to file timely periodic reports.

Both Respondents either failed to cure their delinquencies in response to delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rule, did not receive such letters.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 of the Exchange Act requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 of the Exchange Act requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

Respondents Cycomm and Mgt. Tech. have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder because they have failed to make required periodic filings.

Section 12(j) of the Exchange Act authorizes the Commission, when it is necessary or appropriate for the protection of investors, to revoke the registration of a security when the issuer has failed to comply with a provision of the Exchange Act. I conclude, on these facts, that revocation of the registration of each class of both Respondents' securities is both appropriate and necessary.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cycomm International, Inc., and Management Technologies, Inc., are hereby REVOKED.

Brenda P. Murray
Chief Administrative Law Judge